UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

Inter-Tel (Delaware), Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)
458372109
(CUSIP Number)
Steven G. Mihaylo P.O. Box 19790 Reno, Nevada 89511 (775) 338-4699
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: Brian J. McCarthy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000 July 2, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.     458372 109

1.	Names of Reporting Persons. Steven G. Mihaylo I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [ ] (B) [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,189,748
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,189,748
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,189,748
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 19.0%
14.	Type Of Reporting Person (See Instructions) IN

This Amendment No. 19 (“Amendment No. 19”) amends and supplements the Schedule 13D, dated March 3, 2006 (the “Original Schedule 13D”), and filed by Steven G. Mihaylo (“Mr. Mihaylo”) with the Securities and Exchange Commission (the “SEC”) on March 6, 2006, as amended by Amendment No. 1 thereto, dated April 10, 2006 and filed by Mr. Mihaylo with the SEC on April 10, 2006 (“Amendment No. 1”), Amendment No. 2 thereto, dated April 21, 2006 and filed by Mr. Mihaylo with the SEC on April 21, 2006 (“Amendment No. 2”), Amendment No. 3 thereto, dated May 8, 2006 and filed by Mr. Mihaylo with the SEC on May 8, 2006 (“Amendment No. 3”), Amendment No. 4 thereto, dated May 18, 2006 and jointly filed by Mr. Mihaylo and Vector Capital Corporation (“Vector”) with the SEC on May 18, 2006 (“Amendment No. 4”), Amendment No. 5 thereto, dated June 15, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on June 15, 2006 (“Amendment No. 5”), Amendment No. 6 thereto, dated June 29, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on June 29, 2006 (“Amendment No. 6”), Amendment No. 7 thereto, dated July 28, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on July 28, 2006 (“Amendment No. 7”), Amendment No. 8 thereto, dated August 21, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 21, 2006 (“Amendment No. 8”), Amendment No. 9 thereto, dated August 22, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 23, 2006 (“Amendment No. 9”), Amendment No. 10 thereto, dated August 25, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 25, 2006 (“Amendment No. 10”), Amendment No. 11 thereto, dated October 24, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on October 25, 2006 (“Amendment No. 11”), Amendment No. 12 thereto, dated November 8, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on November 9, 2006 (“Amendment No. 12”), Amendment No. 13 thereto, dated March 2, 2007 and jointly filed by Mr. Mihaylo and Vector with the SEC on March 6, 2007 (“Amendment No. 13”), Amendment No. 14 thereto, dated March 30, 2007 and filed by Mr. Mihaylo with the SEC on April 2, 2007 (“Amendment No. 14”), Amendment No. 15 thereto, dated June 4, 2007 and filed by Mr. Mihaylo with the SEC on June 5, 2007 (“Amendment No. 15”), Amendment No. 16 thereto, dated June 4, 2007 and filed by Mr. Mihaylo with the SEC on June 6, 2007 (“Amendment No. 16”), Amendment No. 17 thereto dated June 8, 2007 and file by Mr. Mihaylo with the SEC on June 11, 2007 (“Amendment No. 17”), Amendment No. 18 thereto, dated June June 26, 2007 and filed by Mr. Mihaylo with the SEC on June 27, 2006 (“Amendment No. 18”, and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16 and Amendment No. 17, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (“Common Stock”), of Inter-Tel (Delaware), Incorporated, a Delaware corporation (“Inter-Tel” or the “Company”), formerly known as Inter-Tel, Incorporated, an Arizona corporation. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 4:

July 2, 2007 Letter to the Inter-Tel Board

On July 2, 2007, Mr. Mihaylo sent the following letter to the Inter-Tel Board:

Steven G. Mihaylo

P.O. Box 19790

Reno, Nevada 89511

July 2, 2007

VIA EMAIL AND FEDERAL EXPRESS

Board of Directors of Inter-Tel

(Delaware), Incorporated

c/o Alex Cappello, Chairman

1615 South 52nd Street

Tempe, Arizona 85281

Dear Members of the Board of Directors:

I am extremely disappointed with the decision of the Special Committee of the Board, without consultation of the full Board, on Friday to postpone the Special Meeting of Stockholders to vote on the proposed buyout by Mitel. Given the substantial public attention received by this transaction over the past two months, I believe stockholders have had sufficient time and information to evaluate the deal in light of the recapitalization alternative I presented and should have been permitted to determine the fate of their investment. The postponement of the vote will subject stockholders to several more weeks of uncertainty and potential exposure resulting from the Company’s current situation. Furthermore, I am also distressed by the Board’s decision to cite uncertainties in the debt markets as a reason for the postponement without consulting RBC Capital Markets, who advised me as recently as Friday that the current events in the debt markets would not impede the execution of its committed financing.

As the Company’s founder and largest stockholder, I am conflicted by my confidence in the Company’s potential for growth and competitiveness, and my concern as to whether the Company’s current leadership has the vision and direction to achieve these ends. In light of these concerns, and with the goals of protecting my investment and providing greater certainty to stockholders, I respectfully request that the Board immediately implement the following proposals:

1.  Reduce the size of the Board from eleven to six members consisting of Dr. Anil K. Puri, Kenneth L. Urish, Steven G. Mihaylo and three persons designated by the current Board;

2.  Appoint me as Chairman of the Board;

3.  Appoint me as interim Chief Executive Officer of the Company until a qualified candidate can be found;

4.  Hire an executive search firm to find a Chief Executive Officer suitable to a majority of the newly constituted Board; and

5.  Disband the current Special Committee of the Board and form a new Special Committee of the Board, consisting of a majority of my director nominees, issued with an immediate directive to implement my recapitalization proposal unless a superior proposal emerges prior to implementation of the recapitalization.

If these proposals are implemented by the Board, I will withdraw my proxy statement with respect to the 2007 Annual Meeting of Stockholders. Given that the deadline for me to submit advance notice of business with respect to the 2007 Annual Meeting of Stockholders is fast approaching, I respectfully request the Board to notify me of its determination regarding the above proposals no later than 12:00 pm PDT on Thursday, July 5, 2007. I look forward to working with the Board towards the implementation of the above stated proposals and leading the Company with a renewed focus on growth, value and transparent governance.

Sincerely,

/s/ Steven G. Mihaylo

Steven G. Mihaylo

cc:	Joseph J. Giunta
Stephen Alexander

Certain Information Concerning Participants

Stockholders are advised to read the proxy statement and other documents related to the solicitation of proxies filed by Steven G. Mihaylo for use at the 2007 Annual Meeting of Stockholders because they contain important information. The preliminary proxy statement was filed on March 30, 2007, and along with other relevant documents, is available at no charge at the Securities and Exchange Commission’s website at http://www.sec.gov or by contacting MacKenzie Partners, Inc. by telephone at (800) 322-2885 or by e-mail at proxy@mackenziepartners.com. Information relating to the participants in the solicitation of proxies by Mr. Mihaylo is contained in the preliminary proxy statement filed by Mr. Mihaylo with the Securities and Exchange Commission and can be obtained as described above.

Item 7.	Material to be Filed as Exhibits.

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of such Item 7:

Exhibit 44:	Letter from Steven G. Mihaylo to the Board of Directors of Inter-Tel (Delaware),
Incorporated, dated July 2, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	July 2, 2007

        /s/ Steven G. Mihaylo

STEVEN G. MIHAYLO

EXHIBIT INDEX

The Exhibit Index is hereby amended and supplemented by adding the following at the end of such Exhibit Index:

Exhibit 44:      Letter from Steven G. Mihaylo to the Board of Directors of Inter-Tel (Delaware), Incorporated, dated July 2, 2007